

16012161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8-47739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P. JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs	New York	12866
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Bertani (518) 886-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Shelley Luks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Lynn Shyptycki
Notary Public - NYS
Saratoga Co. #01SH4675911
Commission Expires 5/31/ 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.
Index
December 31, 2015

Page(s)



Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of earnings, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. ("the Partnership") at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying information contained in Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Partnership's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



February 24, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2015

Assets		
Cash	$	8,590,630
Commissions receivable		2,944,465
Prepaid expenses		737,522
Total assets	$	12,272,617
Liabilities and partners' capital		
Other liabilities and accrued expenses	$	120,919
Due to Parent		3,916,996
Due to affiliates		34,958
Income tax payable		796,557
Total liabilities	$	4,869,430
Partners' capital		7,403,187
Total liabilities and partners' capital	$	12,272,617

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2015

Revenue	
Brokerage commissions	$ 27,994,845
Operating expenses	
Administrative charges - affiliates	18,125,152
Licenses	1,249,278
Professional fees	77,268
	19,451,698
Pre-tax earnings	8,543,147
Provision for taxes	3,235,224
Net earnings	$ 5,307,923

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2015

	General Partner	Limited Partner	Total
Balance, December 31, 2014	$ 60,953	$ 6,034,311	$ 6,095,264
Net earnings	53,079	5,254,844	5,307,923
Distributions to Parent	(40,000)	(3,960,000)	(4,000,000)
Balance, December 31, 2015	$ 74,032	$ 7,329,155	$ 7,403,187

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net earnings	$ 5,307,923
Changes in operating assets and liabilities	
Commissions receivable	(221,172)
Prepaid expenses	(60,001)
Other liabilities and accrued expenses	25,073
Due to Parent	(91,545)
Due to affiliates	(67,146)
Income taxes payable	147,341
Net cash provided by operating activities	5,040,473
Cash flows from financing activities	
Distributions to Parent	(4,000,000)
Net cash used for financing activities	(4,000,000)
Net increase in cash	1,040,473
Cash, beginning of year	7,550,157
Cash, end of year	$ 8,590,630

SUPPLEMENTAL DISCLOSURE

Cash payments for income taxes, net of refunds, were $3,087,884.

The accompanying notes are an integral part of the financial statements

1. Description of Business

Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Partnership is scheduled to expire December 31, 2044. The Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

GS Ayco Holding LLC (Parent) is the general partner of the Partnership and an indirect wholly-owned subsidiary of the Goldman Sachs Group, Inc. (Group Inc). The Ayco Company, L.P. is the limited partner of the Partnership.

2. Basis of Presentation and Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates
Preparation of these financial statements requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information but actual results could be materially different.

Cash
Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. The aggregate bank balances in excess of FDIC at these institutions were $8,090,630 at December 31, 2015.

Revenue Recognition
The Partnership earns brokerage commissions for placing insurance policies with insurance carriers and from placing business with clearing brokers. Brokerage commissions are earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

Recent Accounting Developments

Revenue from Contracts with Customers (ASC 606)
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU No. 2014-09, as amended in August 2015 by ASU No. 2015-14, is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Partnership is still evaluating the effect of the ASU on its financial condition, results of operations, and cash flows.

3. Amended and Restated Limited Partnership Agreement

Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4. Related-Party Transactions

The Partnership has significant transactions with related entities. These transactions have a significant impact on the Partnership's financial position, earnings and cash flows. Whether the terms of these transactions would have been the same had they been between non-related entities cannot be determined.

The Partnership, through relationships of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. Total brokerage commissions earned through affiliated companies for the year ended December 31, 2015 aggregated $27,994,845.

The Partnership, which has no employees, is provided office space, facilities and operational and administrative support by the Parent and other affiliates, for which the Partnership was charged $18,125,152, of which $8,147,585 related to commissions expense. At December 31, 2015, amounts due to Parent for such services aggregated $3,916,996.

5. Net Capital Requirements

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

Effective July 1, 2003, the National Association of Securities Dealers (NASD) approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At December 31, 2015, the Partnership had net capital of $3,721,200, which was $3,396,571 in excess of its minimum required net capital of $324,629.

The Partnership claims exemption from Rule 15c3-3 (k)(1) of the SEC as the Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

6. Income Taxes

Provision for Income Taxes

The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. federal and various state and local income taxes on its earnings. The Partnership is included with Group, Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated/combined state and local tax returns.

The Partnership computes its tax liability on a modified separate company basis and settles such liability with Group, Inc. pursuant to the tax sharing policy. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group, Inc. pursuant to the tax sharing policy. The Partnership's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in "Provision for taxes" and income tax penalties under "Operating expenses".

The table below presents the components of the provision for taxes.

Current taxes:	
U.S. Federal	$ 2,856,397
State and local	378,827
Provision for taxes	$ 3,235,224

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax benefit of $13,066.

Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. At December 31, 2015, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

Unrecognized Tax Benefits
The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2015, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations
The Partnership is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Partnership has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction.

The U.S. Federal examinations of fiscal 2008 through calendar 2010 have been finalized, but the settlement is subject to review by the Joint Committee of Taxation. The examinations of 2011 and 2012 began in 2013.

New York State and City examinations of fiscal 2007 through calendar 2010 began in 2013. New York State and City examinations of 2011 through 2014 began in 2015.

All years including and subsequent to 2007 for New York State and City and for all other significant states in which the Group, Inc. files returns remain open to examination by the taxing authorities. The Partnership believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

In January 2013, the Group, Inc. was accepted into the Compliance Assurance Process program by the IRS. This program allows Group, Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year is the first year that was examined under the program, and remains subject to post-filing review. Group, Inc. was also accepted into the program for the 2014, 2015 and 2016 tax years.

7. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition through February ___, 2016 and determined that there were no material events or transactions that would require recognition or disclosure in these financial statements.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net capital		
Total partners' capital	$	7,403,187
Deductions		
Non-allowable assets – commissions receivable and prepaid expenses		(3,681,987)
Net capital	$	3,721,200
Aggregate indebtedness		
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	4,869,430
Total aggregate indebtedness	$	4,869,430
Percentage of aggregate indebtedness to net capital		131%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-
Computation of basic net capital		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	324,629
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	324,629
Excess net capital	$	3,396,571
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	3,234,257

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation and the corresponding computation in the unaudited Part IIA Focus Report of December 31, 2015 filed on January 19, 2016.



Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.

We have reviewed Mercer Allied Company, L.P.'s (the "Company")'s assertions, included in the accompanying Mercer Allied Company, L.P's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1), as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Mercer Allied Company, L.P.'s Exemption Report

Mercer Allied Company, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 without exception.

Mercer Allied Company, L.P.

I, Shelley Luks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Shelley Luks
Vice President, Chief Financial Officer, Treasurer

February 24, 2016

Mailing Address/ PO Box 860, Saratoga Springs, NY 12866-0860 Street Address/ 321 Broadway, Saratoga Springs, NY 12866-4110
Telephone/ 518.886.4000 Fax/ 518.886.4444